EXACTTARGET, INC.

20 North Meridian Street, Suite 200

Indianapolis, Indiana 46204

(317) 423-3928

February 1, 2012

Via Edgar and Hand Delivery

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Response to SEC Staff Comments Regarding Amendment No. 1 to Registration Statement on Form S-1 of ExactTarget, Inc., File No. 333-178147, sent by a letter dated January 13, 2012

Dear Ms. Jacobs:

On behalf of ExactTarget, Inc. (the “Company,” “we,” “our” or “us”), this letter responds to your letter, dated January 13, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), filed on December 30, 2011. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in our responses are to the revised prospectus included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed today by electronic submission. We have included with this letter a marked copy of Amendment No. 2 for your convenience.

General

1.	We are in receipt of your request for confidential treatment dated December 30, 2011 in connection with Exhibit 10.7. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

The Company acknowledges the Staff’s comment.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

February 1, 2012

Inside Front Cover Graphics

2.	We note your response to prior comment 2 and the information you have added to the bar graph appearing on the inside front cover page regarding your operating income and losses for the years 2008 to 2010. We believe this new disclosure is too small and limited to provide adequate context for your revenues illustrated in the graphic. Please modify the graph to include a separate bar illustrating operating income for each year for which you disclose your revenues, or remove the graph from the cover page.

As requested, the Company has revised the bar graph on the inside front cover page graphic to include a separate bar illustrating operating income for each year for which it discloses its revenue.

Prospectus Summary, page 1

3.	We note your response to prior comment 3. At the beginning of the summary, include disclosure that prominently describes and quantifies the ownership and control that current stockholders and insiders will have and continue to exercise following the offering. Include a cross-reference to the relevant risk factor on page 30. Also, modify the heading of that risk factor to highlight the total percentage of voting control to be held by your officers, directors, and affiliate[s] following the offering.

The Company has included the requested disclosure and cross-reference at the beginning of the Summary section of the prospectus and has modified the heading of the risk factor on page 30 to quantify the level of voting control to be held by its directors, executive officers and principal stockholders upon completion of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 65

4.	We note that the market revenue multiple assumption utilized in connection with the contemporaneous third-party valuations of your common stock was based on the average revenue multiple of your selected similar publicly-held companies at each valuation date. Please consider revising your disclosure to include a supplemental discussion addressing the upward trend noted with these multiples from the earliest valuation to the most recent.

As noted on page 68, the market revenue multiple assumption used in the contemporaneous third-party valuations of the Company’s common stock was derived from revenue multiples of a peer group of similar companies that are publicly traded. The revenue multiple at each valuation date for each peer group company was calculated by dividing its enterprise value by its revenue.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

February 1, 2012

Enterprise value is defined as market capitalization, plus interest bearing debt, less total cash, cash equivalents and short-term investments. In the three valuations discussed on pages 69 and 70, for which the valuation dates were December 31, 2008, June 30, 2010 and June 30, 2011, respectively, the average market revenue multiple increased from 2.4 to 4.0 to 6.4. This increase was due to the peer group companies experiencing a greater increase in their enterprise value than in their revenue during that time period.

The Company has revised the discussion on page 68 to add further detail regarding the calculation of the market revenue multiple assumption and the increase over the three valuation dates.

Business

Our Competitive Strengths

Corporate Culture Committed to Client Success, page 76

5.	Please supplementally provide us a copy of the results of First Person, Inc.’s survey of your employees. Also, as you refer to First Person, Inc. in the prospectus as the source of the data, file a written consent from the company as an exhibit or provide us with your analysis as to why a consent is not required. Refer to Securities Act Rule 436(a).

The Company has included with this letter a copy of the report compiled by First Person, Inc. (“First Person”), which report summarizes the results of the Company’s employee satisfaction survey. The questions used in the survey were prepared by the Company, with minor input from First Person. First Person then launched the survey to the Company’s employees electronically and tabulated and compiled the responses to the survey questions. The Company does not believe that First Person acted as an “expert” or that a written consent is required to be filed pursuant to Section 7(a) of the Securities Act of 1933 or Rule 436 promulgated thereunder. Section 7(a) requires a written consent from “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him” that is named as having prepared or certified a report for use in connection with a registration statement. The Company elected to use a third party to administer the satisfaction survey to its employees to help ensure confidentiality and encourage candid responses. First Person acted in a purely ministerial role as the third-party administrator and tabulator of the employee satisfaction survey, and the report that First Person provided to the Company is simply a summary and compilation of the responses to the survey. First Person did not act in a “professional” capacity similar to an accountant, engineer or appraiser providing an opinion or valuation.

In order to clarify the role that First Person played in the administration and tabulation of the employee satisfaction survey, we have removed the specific references to First Person and revised the disclosure on pages 76 and 84 as follows: “The most recent company-wide survey of our employees, which was administered and tabulated by a third party, found that 99.4% of

Ms. Barbara C. Jacobs

Securities and Exchange Commission

February 1, 2012

employees are proud to work at our company and 98.3% would recommend our company to a friend as a good place to work.”

Principal Stockholders, page 116

6.	Please update your beneficial ownership table as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

The Company has updated the beneficial ownership table as of December 31, 2011 and will continue to update the table as contemplated by Item 403 of Regulation S-K prior to the effectiveness of the Registration Statement.

Financial Statements

Note (6) Redeemable Convertible Preferred Stock, page F-27

7.	We note your disclosure that each share of Series E, Series F and Series G preferred stock is convertible at any time, at the option of the holder, into shares of common stock determined by dividing the original issuance price by the conversion price. We also note your disclosure on page F-29 that each share of Series A, Series B and Series D preferred stock is convertible into common stock at the then-applicable conversion rate at any time at the option of the holder. Please tell us whether the conversion price or rate for each series of preferred stock is different than the one-for-one conversion rate as disclosed on page F-29, including whether there are any adjustments to the conversion rate based on the IPO price per share, and revise your disclosures as necessary.

Each series of the Company’s outstanding preferred stock is convertible at any time at the option of the holder, and is also subject to certain automatic conversion events. Other than as described below with respect to the Series G preferred stock, any conversion of preferred stock will result in each share of preferred stock converting into one share of common stock. The Series G preferred stock will convert one-for-one, except in the event that the initial public offering price of the common stock issued in the Company’s initial public offering is less than $15.40 per share, in which case the conversion price of the Series G preferred stock will be equal to the initial public offering price and each share of Series G preferred stock will therefore convert into more than one share of common stock.

The Company has revised its disclosures on pages F-27 through F-30 in order to clarify the discussion regarding the conversion terms of the preferred stock.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

February 1, 2012

Amendment No. 2 to the Registration Statement was filed by the Company today in response to the comments set forth in the Comment Letter. Amendment No. 2 also contains updated executive compensation disclosure for the fiscal year ended December 31, 2011 and other updates to the Company’s disclosure in the prospectus. We respectfully request your prompt review of Amendment No. 2 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (317) 423-3928 or Howard Adler of Gibson, Dunn & Crutcher LLP at (202) 955-8589.

Sincerely,

/s/ Scott D. Dorsey

Scott D. Dorsey

cc:	Howard Adler, Gibson, Dunn & Crutcher LLP
Steven K. Humke, Ice Miller LLP
J. Robert Suffoletta, Jr., Wilson Sonsini Goodrich & Rosati, P.C.
Patrick Gilmore, Securities and Exchange Commission
Jennifer Fugario, Securities and Exchange Commission
Matthew Crispino, Securities and Exchange Commission